UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

REWARDS NETWORK INC.

(Name of Subject Company (issuer))

EGI ACQUISITION, L.L.C.

a wholly owned subsidiary of

EGI ACQUISITION PARENT, L.L.C.

(Names of Filing Persons (offerors))

KMJZ Investments, L.L.C.

Chai Trust Company, LLC

(Names of Filing Persons (other person(s)))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

893767103

(CUSIP Number of Class of Securities)

Jonathan D. Wasserman, Esq.

EGI Acquisition Parent, L.L.C.

Two North Riverside Plaza, Suite 600

Chicago, Illinois 60606

(312) 454-1800

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Peter C. Krupp

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$104,251,276.25	$7,433.12

*                      Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Rewards Network Inc., a Delaware corporation, other than Shares owned by EGI Acquisition, L.L.C. (“Purchaser”) and EGI Acquisition Parent, L.L.C. (“Parent”), at a purchase price of $13.75 per Share, net to the seller in cash. As of November 5, 2010, there were 8,815,599 Shares outstanding, of which 1,254,901 Shares are owned by Parent and Purchaser. As a result, this calculation assumes the purchase of 7,560,698 Shares.  The transaction value also includes the offer price of $13.75 multiplied by 21,213, the estimated number of options to purchase Shares that are currently outstanding and exercisable for Shares with exercise prices of less than $13.75.

**               The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 2 for fiscal year 2011 issued by the Securities Exchange Commission on September 29, 2010.  Such fee equals 0.0000713% of the transaction value.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 7,433.12	Filing Party: EGI Acquisition Parent, L.L.C.
Form or Registration No.: Schedule TO-T	Date Filed: November 8, 2010

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☒            going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the “Schedule TO”) filed by EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“Parent”), and EGI Acquisition, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of Parent (“Purchaser”). Parent is controlled by KMJZ Investments, L.L.C., a Delaware limited liability company (“KMJZ”), as Parent’s non-member manager. KMJZ is controlled by Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”), by virtue of Chai Trust being the trustee of each of the various trusts established for the benefit of members of the family of Samuel Zell that directly own KMJZ. The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Rewards Network Inc., a Delaware corporation (“Rewards”), other than Shares owned by Parent and Purchaser, at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 1 without definition have the meaning ascribed to such terms in the Schedule TO.

The following amendment to Item 11 of the Schedule TO is hereby made.

Item 11. Additional Information.

Section (a)(5) of Item 11 of the Schedule TO is hereby amended and restated in its entirety as follows:

Litigation.

On November 10, 2010, a purported class action complaint was filed in the Circuit Court of Cook County, Illinois, captioned Discovery Partners v. Ronald L. Blake, et. al., Case No. 10CH48639, by a purported stockholder of Rewards, in connection with the Offer and the Merger. The complaint names as defendants Rewards, each member of the Rewards board of directors and EGI (collectively, the “Defendants”). The complaint alleges that the members of the Rewards board of directors breached their fiduciary duties to the stockholders of Rewards in connection with the proposed transaction, that Rewards and the members of the Rewards board of directors failed to disclose all material facts in the Rewards Schedule 14D-9 and that EGI aided and abetted the purported breaches of fiduciary duties. The complaint seeks monetary and/or rescissory damages. The Defendants believe that the claims made in the complaint are without merit and intend to vigorously defend against this action.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

EGI ACQUISITION, L.L.C.

	By:		/s/ Philip G. Tinkler
		Name:	Philip G. Tinkler
		Title:	Vice President and Treasurer

EGI ACQUISITION PARENT, L.L.C.

	By:		/s/ Philip G. Tinkler
		Name:	Philip G. Tinkler
		Title:	Vice President and Treasurer

KMJZ INVESTMENTS, L.L.C.

	By:		/s/ Philip G. Tinkler
		Name:	Philip G. Tinkler
		Title:	Vice President and Treasurer

CHAI TRUST COMPANY, LLC

	By:		/s/ Philip G. Tinkler
		Name:	Philip G. Tinkler
		Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated November 8, 2010.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Advertisement published in The New York Times on November 8, 2010.*

(a)(1)(vii)	Press Release issued by Rewards Network Inc. on October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

(a)(5)(1)

Complaint captioned Discovery Partners v. Ronald L. Blake, et. al., Case No. CH48639, filed in the Circuit Court of Cook County, Illinois, on November 10, 2010 (incorporated by reference to Exhibit (a)(9) to the Schedule 14D-9/A filed by Rewards Network Inc. on November 12, 2010).

(b)(1)

Equity Commitment Letter, dated October 28, 2010, among EGI Acquisition Parent, L.L.C., Kellie Zell Irrevocable Trust, Matthew Zell Irrevocable Trust and JoAnn Zell Gillis Irrevocable Trust (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed on October 28, 2010).

(b)(2)

Amended and Restated Commitment Letter, dated October 27, 2010, among EGI Acquisition, L.L.C., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, The PrivateBank and Trust Company and Bank Leumi (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed on October 28, 2010).

(b)(4)

Limited Guarantee, dated as of October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. in favor of Rewards Network Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

(d)(1)

Agreement and Plan of Merger, dated as of October 28, 2010, by and among Rewards Network Inc., EGI Acquisition Parent, L.L.C. and EGI Acquisition, L.L.C. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

(d)(2)

Tender and Support Agreement, dated as of October 28, 2010, by and among EGI Acquisition Parent, L.L.C., EGI Acquisition, L.L.C., Rewards Network Inc., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C. and Samstock, L.L.C. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

*	Previously filed with the Schedule TO.

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